Exhibit 99.2
Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity James Hardie Industries N.V.
ARBN 097 829 895 Incorporated in The Netherlands. The liability of members is limited.

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Louis GRIES
Date of last notice	23 November 2005

Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct interest

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A

Date of change	21 November 2006

No. of securities held prior to change	• 127,675 fully paid ordinary shares/CUFS registered in the name of the Director; and • 2,189,544 options over unissued ordinary fully paid shares/CUFS

Class	• Options (ROCE) over unissued ordinary fully paid shares/CUFS; and • Options (TSR) over unissued ordinary fully paid shares/CUFS.

Number acquired	415,000 Options (ROCE) and 381,000 Options (TSR).

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	No cash consideration was paid for the options.

+ See chapter 19 for defined terms.

11/3/2002 Appendix 3Y	Page 1

Appendix 3Y
Change of Director’s Interest Notice

No. of securities held after change
•  1,189,544 options under the 2001 Equity Incentive Plan;
•  1,000,000 options under the Managing Board Transitional Stock Option Plan 22 August 2005;
•  415,000 options (ROCE) under the 2006 JHINV Long Term Incentive Plan; and
•  381,000 options (TSR) under the 2006 JHINV Long Term Incentive Plan.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issued under the 2006 JHINV Long Term Incentive Plan, as approved by shareholders at the 2006 Annual General Meeting.

Part 2 – Change of director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A

Nature of interest	N/A

Name of registered holder (if issued securities)	N/A

Date of change	N/A

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A

Interest acquired	N/A

Interest disposed	N/A

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A

Interest after change	N/A

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	11/3/2002

Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity James Hardie Industries N.V.
ARBN 097 829 895 Incorporated in The Netherlands. The liability of members is limited.

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Russell L. CHENU
Date of last notice	8 June 2006

Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct interest

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A

Date of change	21 November 2006

No. of securities held prior to change	• 15,000 fully paid ordinary shares/CUFS registered in the name of the Director; and • 183,000 options over unissued ordinary fully paid shares/CUFS.

Class	• Options (ROCE) over unissued ordinary fully paid shares/CUFS; and • Options (TSR) over unissued ordinary fully paid shares/CUFS.

Number acquired	65,000 Options (ROCE) and 60,000 Options (TSR).

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	No cash consideration was paid for the options.

+ See chapter 19 for defined terms.

11/3/2002 Appendix 3Y	Page 3

Appendix 3Y
Change of Director’s Interest Notice

No. of securities held after change
•  93,000 options under the 2001 Equity Incentive Plan;
•  90,000 options under the Managing Board Transitional Stock Option Plan 22 August 2005;
•  65,000 options (ROCE) under the 2006 JHINV Long Term Incentive Plan; and
•  60,000 options (TSR) under the 2006 JHINV Long Term Incentive Plan.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issued under the 2006 JHINV Long Term Incentive Plan, as approved by shareholders at the 2006 Annual General Meeting.

Part 2 – Change of director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A

Nature of interest	N/A

Name of registered holder (if issued securities)	N/A

Date of change	N/A

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A

Interest acquired	N/A

Interest disposed	N/A

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A

Interest after change	N/A

+ See chapter 19 for defined terms.

Appendix 3Y Page 4	11/3/2002

Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity James Hardie Industries N.V.
ARBN 097 829 895 Incorporated in The Netherlands. The liability of members is limited.

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Benjamin P. BUTTERFIELD
Date of last notice	23 November 2005

Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct interest

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A

Date of change	21 November 2006

No. of securities held prior to change	410,000 options over unissued ordinary fully paid shares/CUFS.

Class	• Options (ROCE) over unissued ordinary fully paid shares/CUFS; and • Options (TSR) over unissued ordinary fully paid shares/CUFS.

Number acquired	110,000 Options (ROCE) and 101,000 Options (TSR).

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	No cash consideration was paid for the options.

+ See chapter 19 for defined terms.

11/3/2002 Appendix 3Y	Page 5

Appendix 3Y
Change of Director’s Interest Notice

No. of securities held after change
•  180,000 options under the 2001 Equity Incentive Plan;
•  230,000 options under the Managing Board Transitional Stock Option Plan 22 August 2005;
•  110,000 options (ROCE) under the 2006 JHINV Long Term Incentive Plan; and
•  101,000 Options (TSR) under the 2006 JHINV Long Term Incentive Plan.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issued under the 2006 JHINV Long Term Incentive Plan, as approved by shareholders at the 2006 Annual General Meeting.

Part 2 – Change of director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A

Nature of interest	N/A

Name of registered holder (if issued securities)	N/A

Date of change	N/A

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A

Interest acquired	N/A

Interest disposed	N/A

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A

Interest after change	N/A

+ See chapter 19 for defined terms.

Appendix 3Y Page 6	11/3/2002